Exhibit 99.2

PEMEX PROJECT FUNDING MASTER TRUST

Offer to Exchange

U.S. $9,841,000 9.125% Notes due 2010
which have been registered under
the Securities Act of 1933, as amended,
for
any and all of its outstanding
9.125% Notes due 2010
unconditionally guaranteed by
Petróleos Mexicanos

To:	Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Upon and subject to the terms and conditions set forth in the prospectus, dated August [•], 2003 (the “Prospectus”), and the enclosed letter of transmittal (the “Letter of Transmittal”), Pemex Project Funding Master Trust (the “Issuer”) and Petróleos Mexicanos (the “Guarantor”), a decentralized public entity of the Federal Government of the United Mexican States, are making an offer to exchange (the “Exchange Offer”) registered 9.125% Notes due 2010 (the “New Notes”) for any and all outstanding 9.125% Notes due 2010 (CUSIP Nos. 70645JAB8 (Restricted Global Note) and 70645KAB5 (Regulation S Global Note) and ISIN Nos. US70645JAB89 (Restricted Global Note) and US70645KAB52 (Regulation S Global Note)) (collectively, the “Old Notes”). The Exchange Offer is being made voluntarily. Holders participating in the Exchange Offer are required to pay an exchange fee of U.S. $6.00 for each U.S. $1,000 principal amount of Old Notes they exchange, which the Issuer will use to pay the expenses of the Exchange Offer.

We are requesting that you contact your clients for whom you hold Old Notes regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold Old Notes registered in your name or in the name of your nominee, or who hold Old Notes registered in their own names, we are enclosing multiple sets of the following documents:

1.      Prospectus dated August [•], 2003;

2.      Letter of Transmittal relating to the 9.125% Notes due 2010 for your use and for the information of your clients; and

3.      A form of letter that may be sent to your clients for whose account you hold Old Notes registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer.

Your prompt action is requested. The Exchange Offer will expire at 5:00 p.m., New York City time, on September [•], 2003 (the “Expiration Date”), unless extended by the Issuer. The Old Notes tendered pursuant to the Exchange Offer may be withdrawn at any time before the Expiration Date, unless previously accepted by the Issuer.

Tenders of Old Notes for exchange pursuant to the Exchange Offer may be made only by book-entry transfer of the Old Notes to the account established by the Exchange Agent referred to below at the Book-Entry Transfer Facility maintained by The Depository Trust Company (“DTC”), together with a computer generated message, transmitted by means of DTC’s Automated Tender Offer Program system and received by the Exchange Agent, in which the tendering holder agrees to be bound by the Letter of Transmittal, all in accordance with the instructions set forth in the Letters of Transmittal and the Prospectus.

Additional copies of the enclosed material may be obtained from Deutsche Bank Trust Company Americas, as Exchange Agent, c/o DB Services Tennessee, Inc., Attention: Corporate Trust and Agency Services, Reorganization Unit, 648 Grassmere Park Road, Nashville, Tennessee 37211, Telephone: (800) 735-7777.